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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER
CUSIP NUMBER

NOTIFICATION OF LATE FILING

(Check One): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q
[X] Form N-SAR

For Period Ended: 9/30/2004

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

PART I -- REGISTRANT INFORMATION
ACM Managed Dollar Income Fund, Inc. Full Name of Registrant
________________________________________________________________________________ Former Name if Applicable
1345 Avenue of the Americas Address of Principal Executive Office (Street and Number)
New York, New York 10105 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form N-SAR for the fiscal year ended September 30, 2004 without unreasonable effort or expense because certain information needs to be confirmed and clarified prior to its inclusion in the Annual Report.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mark D. Gersten (Name)	(201) (Area Code)	319-4105 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X]Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ]Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ACM Managed Dollar Income Fund, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 11/29/2004

By:  /s/ Mark D. Gersten

Mark D. Gersten

Treasurer & Chief Financial Officer